[Via EDGAR]

Ms Kathleen Collins
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-4561

October 30, 2008

RE:. Sapiens International Corporation N.V
Form 20-F for the fiscal year ended December 31, 2007
Filed on June 25, 2008
File No. 0-20181

Dear Ms. Collins:

Reference is made to the letter dated October 20, 2008 to Sapiens International Corporation N.V. (the “Company”), setting forth further comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2007.

Further to the telephone discussion held on October 29, 2008 between Ms. Kari Jin and Mr. Richard H. Gilden, the Company’s U.S counsel, the Company requires additional time to respond to the Staff’s further comments and accordingly, the Company will provide its response to the Staff by no later than November 19, 2008.

Sincerely, By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer